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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999





                             CONTENTS



                                                        Page

Statements of Transfer Fee Billings                       1

Summary of Costs Incurred                                 2

Rail Car Maintenance Facility
  Report for the Year 1999                           (Attachment)


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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999
                                       October 1999                   November 1999                      December 1999
                                                   Billings                         Billings                          Billings
                               Tons   Unit Price   Amount     Tons     Unit Price   Amount     Tons     Unit Price    Amount
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
SERVICE TO AFFILIATES

  Indiana-Kentucky Electric
  Corp:
    Clifty Creek . . . . . .      -      $1.54      $ -          83,203   $1.93      $  161       83,265   $1.93       $  161

    Tanners Creek. . . . . .    47,414   $1.54          73      143,789   $1.93         278       48,130   $1.93           93

  Indiana Michigan Power
  Company and AEP
  Generating Company:
    Rockport Plant . . . . .   527,166   $1.54         812      543,988   $1.93       1,050      808,522   $1.93        1,560

SERVICE TO NON-AFFILIATES. .   379,533                 675      326,023                 452      397,315                  601

    TOTAL. . . . . . . . . .   954,113              $1,560    1,097,003              $1,941    1,337,232               $2,415


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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999

                                                           Three
                                                           Months
                        October    November    December    Ended
                         1999        1999        1999    12/31/99
                                     (in thousands)

Rents. . . . . . . . .  $  591      $  589      $  587    $1,767
Labor-UMW* . . . . . .     184         184         199       567
Benefits-UMW*. . . . .     122         127         240       489
Salaries and
  Benefits-Nonunion. .      41          47          83       171
Materials & Supplies .     108          66         199       373
Billed Services. . . .     100          53         203       356
Taxes**. . . . . . . .      53          53          61       167
Administrative and
  General. . . . . . .      95         180         (27)      248
Inventory
 Adjustments***. . . .       5          78          16        99
Electricity. . . . . .      81          66         138       285
Cost-of-Capital. . . .      66          63          52       181

          Total. . . .  $1,446      $1,506      $1,751    $4,703



  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.





















                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
                  ANNUAL REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
               FOR THE YEAR ENDED DECEMBER 31, 1999














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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
             STATEMENT OF BILLINGS AND COSTS INCURRED
                        FOR THE YEAR 1999

                                 Affiliated  Unaffiliated   Total
                                           (in thousands)
Revenues:

  Indiana Michigan Power Company.  $1,735       $ -        $1,735

  Ohio Power Company. . . . . . .     238         -           238

  Ohio Valley Electric Company. .      53         -            53

  Unaffiliated Companies. . . . .    -           330          330

    Total Revenues. . . . . . . .   2,026        330        2,356

Cost of Sales:

  Labor . . . . . . . . . . . . .     151         65          216

  Material. . . . . . . . . . . .     721         71          792

  Overheads . . . . . . . . . . .   1,154        194        1,348

    Total Cost of Sales . . . . .   2,026        330        2,356

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $477,000 of deferred expenses as of December 31, 1999 related to December work performed but not yet billed.